UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Performance Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y67305105
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 18, 175 64 Palaio Faliro Athens, Greece +30-216-600-24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Symeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
11,250,781

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
11,250,781

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,250,781

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.01%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steamship Shipbroking Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
11,250,781

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
11,250,781

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,250,781

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.01%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,250,781

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,250,781

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,250,781

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.01%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed with the Commission on March 21, 2019 relates to shares of common stock, par value $0.01 per share (the “Shares”), of Performance Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 1 to Schedule 13D is being filed on behalf of Symeon Palios (“Palios”), a citizen of Greece, Steamship Shipbroking Enterprises Inc., a Marshall Islands corporation (“Steamship”) and Taracan Investments S.A., a Marshall Islands corporation (“Taracan”). Palios, Steamship and Taracan are collectively referred to as the “Reporting Persons.”  Palios may be deemed to beneficially own all of the shares of the Issuer directly owned by Taracan and indirectly owned by Steamship, as the result of Palios' ability to control such entities.

The principal business address for Steamship is Ymittou 6, 17564 Palaio Faliro, Athens, Greece. The principal business address for all other Reporting Persons is Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

To the best of the Reporting Persons' knowledge, the Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 1 amends the Schedule 13D to add the following paragraph to Item 3 of the Schedule 13D:

The Issuer purchased from Palios two specially-formed entities whose sole assets were two contracts to purchase two tanker vessels for an aggregate consideration of 9,523,809 Shares, which Shares were issued to Taracan upon the closing of the acquisition of the specially-formed entities pursuant to a share purchase agreement by and between Palios and the Issuer, dated June 11, 2019 (the “Share Purchase Agreement”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D that was filed on March 21, 2019 is hereby amended and restated in its entirety as follows:

Palios, the Chief Executive Officer and Chairman of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Palios acquired the Shares described in Item 3 solely for investment purposes.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D that was filed on March 21, 2019 is hereby amended and restated in its entirety as follows:

(a. & b.) As of June 11, 2019, the Issuer had 36,277,660 Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Taracan owns an aggregate of 11,250,781 Shares, representing 31.01% of the Issuer’s issued and outstanding Shares. Steamships indirectly may be deemed to beneficially own an aggregate of 11,250,781 Shares, representing 31.01% of the Issuer’s issued and outstanding Shares, through Taracan, as the result of its ability to control such entity. Palios in turn indirectly may be deemed to beneficially own an aggregate of 11,250,781 Shares, representing 31.01% of the Issuer’s issued and outstanding Shares, as the result of his ability to control the foregoing entities.

Taracan has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 11,250,781 Shares, representing 31.01% of the Issuer’s issued and outstanding Shares. Steamship has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 11,250,781 Shares, representing 31.01% of the Issuer’s issued and outstanding Shares, through Taracan. Palios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 11,250,781 Shares, representing 31.01% of the Issuer’s issued and outstanding Shares, as the result of his ability to control the foregoing entities.

(c.) As set forth in Item 3, the Reporting Persons acquired an aggregate of 9,523,809 Shares pursuant to the Share Purchase Agreement. Except as described in Item 3 and herein, no other transactions in the Shares were effected by the Reporting Persons during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 3 herein, there are no material changes from the Schedule 13D that was filed on March 21, 2019.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement dated June 20, 2019 among the Reporting Persons
Exhibit B Share Purchase Agreement dated June 11, 2019 between Palios and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2019
(Date)

Steamship Shipbroking Enterprises Inc. By /s/ Symeon Palios
Symeon Palios Principal

Taracan Investments S.A.

/s/ Symeon Palios
Symeon Palios
Principal

/s/ Symeon Palios
Symeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).